FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2013

Highlights for the Period

SUMMARY

➢  Net earnings attributable to Endesa Chile’s controlling shareholders reached Ch$ 353,927 million in 2013 increasing by 51% when compared to December 2012, mainly explained by the increase in operating income due to lower generation costs.

➢  Consolidated electricity sales dropped 1.5% reaching 57,754 GWh, as a result of less contracts in Chile, Peru and Colombia.

➢  Net consolidated energy generation decreased by 1.5% amounting 51,417 GWh, mainly due to a decrease in hydro generation in Chile and Colombia, to conditioned dispatch by CAMMESA in Argentina, and to lower thermal generation in Peru.

➢  Operating revenues decreased by 13% reaching Ch$ 2,027,432 million, mainly as a consequence of lower average energy sales price due to less contracts in Chile indexed to marginal cost and a decrease in physical sales in most of the countries where we operate.

➢  Procurement and services costs declined by 37% to Ch$ 830,873 million, explained by lower fuel consumption costs in Argentina and Chile, and lower energy purchases in Chile and Peru.

➢  Given the aforementioned factors, consolidated EBITDA increased by 21% as of December 2013, totaling Ch$ 978,994 million.

➢  Net financial expense reached Ch$ 137,130 million, down 7% from the previous year, mainly due to a higher financial income from Colombia related to its higher cash availability, coupled with lower interest expense in Peru due to debt amortization which was not refinanced.

➢  The share of profits of associates declined by 12% to Ch$ 119,347 million, mainly explained by a lower net income of GasAtacama, HidroAysén and Endesa Brasil.

FINANCIAL SUMMARY

➢  Consolidated debt reached US$ 3,836 million, decreasing by 6% when compared to December 2012.

➢  The average interest rate, significant cost component, fell from 7.9% to 7.6%, mainly due to the period’s lower rate of inflation.

➢  Financial expenses coverage ratio increased from 5.0 to 6.3 times due to greater EBITDA.

➢  Liquidity, a critical financial management component, continues to stand in a solid position as shown below:

•      Consolidated committed credit lines: US$ 493 million

•      Consolidated uncommitted credit lines: US$ 353 million

•      Consolidated Cash and cash equivalents: US$ 617 million.

TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS	3
NET INCOME	3
OPERATING INCOME	4
ANALYSIS BY COUNTRY	5
CHILE	5
ARGENTINA	5
COLOMBIA	5
PERU	6
NET FINANCIAL RESULT	6
OTHER RESULTS AND TAXES	6
CONSOLIDATED BALANCE SHEET ANALYSIS	7
ASSETS	7
LIABILITIES AND SHAREHOLDER’S EQUITY	8
EVOLUTION OF KEY FINANCIAL RATIOS	9
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	10
CAPEX AND DEPRECIATION	11
MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE	11
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	15

Consolidated Income Statement Analysis

Net Income

Income attributable to the controlling shareholders of Endesa Chile in 2013 was Ch$ 353,927 million, compared to Ch$ 234,335 million booked for 2012, representing a 51% increase.

As a result of the application of IFRS 11, "Joint Arrangements,” as of January 1, 2013, jointly controlled companies, which until December 31, 2012 were consolidated on a proportional basis, are now being recorded under the equity method instead, as required by the new standard for “Joint Arrangements” that qualify as Joint Ventures.  The applicable companies are Centrales Hidroeléctricas de Aysén S.A. and its subsidiaries, Inversiones Gas Atacama Holding Ltda. and its subsidiaries, and Transmisora Eléctrica de Quillota Ltda.  For comparative purposes only, prior years need to be restated under IFRS 11, “Joint Arrangements,” as of 2013. These changes do not have any effect on equity or on income attributable to shareholders of Endesa Chile.

A comparison of each item of the income statement is presented below:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-13	Dec-12	Chg	Chg %
REVENUES	2,027,432	2,320,385	(292,953)	(13%)
Sales	1,965,904	2,255,145	(289,241)	(13%)
Other operating revenues	61,528	65,240	(3,712)	(6%)
PROCUREMENT AND SERVICES	(830,873)	(1,318,480)	487,607	(37%)
Energy purchases	(237,677)	(310,585)	72,908	(23%)
Fuel consumption	(307,849)	(732,310)	424,461	(58%)
Transportation expenses	(233,607)	(235,207)	1,600	(1%)
Other variable costs	(51,740)	(40,378)	(11,362)	28%
CONTRIBUTION MARGIN	1,196,559	1,001,905	194,654	19%
Other work performed by entity and capitalized	18,982	12,763	6,219	49%
Employee benefits expense	(123,450)	(102,456)	(20,994)	20%
Other fixed operating expenses	(113,097)	(104,111)	(8,986)	9%
GROSS OPERATING INCOME (EBITDA)	978,994	808,101	170,893	21%
Depreciation, Amortization	(189,696)	(184,568)	(5,128)	3%
Reversal of impairment profit	(6,459)	(11,117)	4,658	(42%)
OPERATING INCOME	782,839	612,416	170,423	28%
NET FINANCIAL EXPENSE	(137,130)	(146,995)	9,865	(7%)
Financial income	18,292	14,630	3,662	25%
Financial costs	(142,667)	(148,469)	5,802	(4%)
Gain (Loss) for indexed assets and liabilities	1,002	(1,066)	2,068	194%
Foreign currency exchange differences, net	(13,757)	(12,090)	(1,667)	14%
OTHER NON-OPERATING RESULTS	122,704	136,435	(13,731)	(10%)
Share of profit (loss) of associates accounted for using the equity method	119,347	135,013	(15,666)	(12%)
Net Income From Other Investments	793	657	136	21%
Net Income From Sale of Assets	2,564	765	1,799	235%
NET INCOME BEFORE TAXES	768,413	601,856	166,557	28%
Income Tax	(204,907)	(182,833)	(22,074)	12%
NET INCOME	563,506	419,023	144,483	34%
Owners of parent	353,927	234,335	119,592	51%
Non-controlling interest	209,579	184,688	24,891	13%
Earning per share (Ch$ /share)	43.2	28.6	14.6	51%

Operating Income

Operating income reached Ch$ 782,839 million in 2013, a 28% over the Ch$ 612,416 million recorded in 2012.

This higher income is mainly explained by Ch$ 424,461 million of lower fuel costs, Ch$ 72,908 million of lower energy purchases and Ch$ 1,600 million of lower transportation costs. The impact of the lower costs mentioned is partially offset by Ch$ 292,953 million of lower operating revenues due to both lower average energy sales price and lower physical sales.

Endesa Chile’s EBITDA, or gross operating income, increased by 21% when compared to 2012, reaching Ch$ 978,994 million, which does not include the profit from the investment in Endesa Brasil, not consolidated into Endesa Chile, and therefore accounted for as share of profit (losses) of associates using the equity method, which reached Ch$ 94,403 million as of December, 2013.

Endesa Chile and subsidiaries’ summarized revenues, costs and operating income per country for the periods ended December 31, 2013 and 2012, are shown below:

COUNTRY (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12	Dec-13	Dec-12
Operating Revenues	973,139	1,114,620	131,443	344,178	639,504	580,125	283,807	282,124	2,027,432	2,320,385
% of consolidated	48%	48%	6%	15%	32%	25%	14%	12%	100%	100%
Operating Costs	(701,414)	(943,226)	(96,515)	(341,705)	(275,510)	(242,474)	(171,615)	(181,226)	(1,244,593)	(1,707,969)
% of consolidated	56%	55%	8%	20%	22%	14%	14%	11%	100%	100%
Operating Income	271,725	171,394	34,928	2,473	363,994	337,651	112,192	100,898	782,839	612,416

Revenues, costs and operating income per subsidiary of Endesa Chile, for the periods ended December 31, 2013 and 2012, are shown below:

	2013			2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Costanera	94,888	(73,744)	21,144	295,140	(317,228)	(22,088)
El Chocon	36,687	(22,451)	14,236	49,193	(24,328)	24,865
Investment Vehicles in Argentina and Consolidation Adjustments	(132)	(320)	(452)	(155)	(149)	(304)
Edegel	284,247	(171,921)	112,326	279,711	(178,658)	101,053
Investment Vehicles in Peru and Consolidation Adjustments	(440)	306	(134)	2,413	(2,568)	(155)
Emgesa	639,460	(275,532)	363,928	580,151	(242,490)	337,661
Investment Vehicles in Colombia and Consolidation Adjustments	44	22	66	(26)	16	(10)
Consolidation Foreign Subsidiaries Adjustments	(461)	461	-	(662)	662	-
Endesa Chile and Chilean subsidiaries	973,139	(701,414)	271,725	1,114,620	(943,226)	171,394
Total Consolidation	2,027,432	(1,244,593)	782,839	2,320,385	(1,707,969)	612,416

Analysis by Country

CHILE

Operations in Chile recorded a 59% increase in operating income reaching a total of Ch$ 271,725 million, and EBITDA increased by 36% to Ch$ 364,302 million in 2013. This improved business performance in Chile was a consequence of Ch$ 173,748 million of lower fuel costs. Additionally, energy purchases declined by Ch$ 94,911 million due to lower energy needs for sale and a reduced average purchase price in the period. Also, transportation costs declined by Ch$ 3,830 million.

The above mentioned facts were partially offset by a Ch$ 141,481 million reduction in operating revenues due to a lower average energy sales price primarily explained by less contracts indexed to the marginal cost, coupled with a 2.3% reduction of physical energy sales mainly to unregulated customers. In addition, it is worth mentioning, that in March 2012, a one-time extraordinary income of Ch$ 29,217 million was recorded due to an agreement reached between Endesa Chile and CMPC. In addition, in December 2012, a one-time extraordinary income of Ch$ 55,057 million was accounted in Endesa Chile due to the agreed compensation with the insurance company for loss of profits as a result of the disaster of February 27, 2010. Finally, payroll expenses increased by Ch$ 9,874 million due to higher staff and to wages indexing to inflation.

ARGENTINA

Operating income in Argentina increased by Ch$ 32,455 million in 2013, while EBITDA reached Ch$ 55,799 million as of December 2013 compared to Ch$ 25,166 million in the previous year. These positive figures included Ch$ 33,050 million related to Endesa Costanera’s combined cycle availability contract, offset by Ch$ 2,202 million of higher energy purchases and Ch$ 3,137 million increase in payroll expenses.

Our subsidiary Endesa Costanera went from a Ch$ 22,088 million operating loss in 2012 to a Ch$ 21,144 million profit in 2013 due to a Ch$ 33,050 million increase in revenues mainly due to the combined cycle availability contract executed with the Secretariat of Energy and higher energy sales, lower transportation costs of Ch$ 1,318 million, lower other fixed costs of Ch$ 1,532 million, lower depreciation costs of Ch$ 1,445 million, offset by Ch$ 3,086 million increase in energy purchases, Ch$ 423 million increase in other variable procurement and services costs, and Ch$ 3,344 million increase in payroll expenses. Physical sales grew by 3.5 % to reach 8,962 GWh.

Operating income of El Chocón reached Ch$  14,236 million, decreasing by 43% when compared to December 2012. This was mainly explained by a 25% reduction in operating revenues, which totaled Ch$ 36,687 million despite the 6.1% increase in physical sales, primarily related to the exchange rate conversion effect and a decline in average sales price. Procurement and services costs decreased by Ch$ 1,987 million, basically due to Ch$ 2,063 million of lower other variable procurement and services costs and Ch$ 884 million of lower energy purchases, offset by Ch$ 960 million of higher transportation costs. Physical sales increased by 6.1 % to reach 3,392 GWh.

The conversion effect resulting from the translation of financial statements expressed in Argentine pesos to Chilean peso in both periods causes a 15.4% reduction in Chilean pesos in 2013 when compared to 2012.

COLOMBIA

Operating revenues of Colombian operations increased by 10% reaching Ch$ 639,504 million in 2013, and EBITDA, or gross operating income increased by 7% when compared to December 2012, reaching Ch$ 401,574 million. This better results are mainly explained by a Ch$ 59,378 million operating revenues increase mainly due to a higher energy sales price in the spot market, and by Ch $ 6,189 million of lower other variable procurement and services costs.

The above was partially compensated by a Ch$ 38,482 million increase in energy  purchases due to the higher purchase price in the spot market, coupled with higher physical energy purchases.

The conversion effect resulting from the translation of financial statements expressed in Colombian pesos to Chilean pesos in both periods causes a 2.0% reduction in Chilean pesos in 2013 when compared to 2012.

PERU

Operating income of Peruvian operations increased by 11% to reach Ch$ 112,192 million in 2013, compared to Ch$ 100,898 million for 2012. EBITDA, or gross operating income, increased by 13% reaching Ch$ 157,318 million. Operating revenues rose by 1%, equivalent to Ch$ 1,682 million. This increase was primarily due to the compensation claim recognition of the Santa Rosa plant for Ch$ 19,950 million, offset by lower income from energy sales of Ch $ 17,911 million due to lower physical sales.

In addition to the above, there was a Ch$ 18.681 million reduction in energy purchases associated with lower physical purchases and lower purchase prices in the spot market, coupled with a lower fuel cost of Ch$ 3,326 million due to lower thermal generation due the reduced availability of Santa Rosa units, the above offset by higher other variable procurement costs and services of Ch$ 5,812 million.

The conversion effect resulting from the translation of financial statements expressed in the Peruvian sol to the Chilean peso in both periods causes a 0.5% reduction in Chilean pesos in 2013 when compared to 2012.

Net Financial Result

Net financial income of Endesa Chile recorded a Ch$ 137,130 million loss in 2013, decreasing by 7% when compared to the Ch$ 146,995 million loss for the period ended December 2012. This variation is mainly explained by Ch$ 3,662 million of higher financial income, by Ch$ 2,068 million of higher gain for indexed assets and liabilities, and by Ch$ 5,802 million reduction in financial expenses, offset by a Ch$ 1,667 greater loss due to exchange differences.

Other Results and Taxes

Share of profits of Associates reached Ch$ 119,347 million in 2013, decreasing by 12% when compared to 2012. This variation was mainly due to Ch$ 1,303 million of lower net income in Gas Atacama S.A., Ch$ 1,713 million of lower net income in HidroAysén, and Ch$ 13,101 million of lower net income in Endesa Brasil.

Income tax expenses increased by 12% in 2013, equivalent to Ch$ 22,074 million, when compared to 2012.

Consolidated Balance Sheet Analysis

Assets

Assets (Million Ch$)	Dec-13	Dec-12	Chg	Chg %
Current Assets	965,432	781,354	184,078	24%
Non-Current Assets	5,796,693	5,671,877	124,816	2%
TOTAL ASSETS	6,762,125	6,453,231	308,894	5%

Total assets of the company, as of December 2013, increased by Ch$ 308,894 million when compared to December 2012, primarily due to:

➢  An increase in Current Assets amounting to Ch$ 184,078 million equivalent to 24%, mainly due to:

❖  An increase in cash and cash equivalents of Ch$ 88,130 million, particularly an increase in Emgesa by Ch$ 40,008 million as a result of a Ch$ 550,230 million increase in collections, Ch$ 111,306 million increase in cash deposits, Ch$ 153,690 million increase from bonds issues, and Ch$ 25,162 million increase from certificates of deposit payment. These effects were partially offset by Ch$ 487,148 million of investment and interest payments, Ch$ 204,981 million dividend payment and Ch$ 107,031 million of tax payment.

❖  An increase in related company account receivables of  Ch$ 56,421 million, mainly explained by dividend receivables from Endesa Brasil amounting to Ch$ 47,523 million and by higher account receivables from Chilectra of Ch$ 6,000 million related to energy sales.

❖  An increase of trade receivables and other accounts receivables of Ch$ 30,080 million. In Emgesa, an increase of Ch$ 19,183 million, mainly higher receivables from energy sales of Ch$ 13,257 million. In Celta, a rise of Ch$ 22,978 million, mainly due to YPF amendment of Ch$ 18,327 million. This was offset by a Ch$ 15,613 million decrease in Endesa Chile.

❖  The above was partially offset by a Ch$ 13,208 million reduction in inventories.

➢  An increase of Non-current assets of Ch$ 124,816 million, mainly due by:

❖  Increase of Ch$ 177,047 million in property, plant and equipment, mainly due investments during the period of Ch$ 387,671 million, offset by depreciation for the period of Ch$ 185,735 million, negative conversion effects of Ch$ 13,150 million and impairment losses of Ch$ 6,599 million.

❖  Decrease of Ch$ 29,245 million in other non-current financial assets, mainly due to the transfer of financial derivatives for Ch$ 28,676 million to short-term.

❖  Decrease of Ch$ 15,367 million in non-current receivable rights, mainly due to negative conversion effects of Ch$ 24,040 million, offset by foreign exchange differences of Ch$ 10,878 million of accounts receivables of both El Chocón and Costanera with Foninvemen.

Liabilities and Shareholder’s Equity

Liabilities and Shareholder's Equity (Million Ch$)	Dec-13	Dec-12	Chg	Chg %
Current Liabilities	1,238,391	1,066,018	172,373	16%
Non-Current Liabilities	1,935,920	1,952,720	(16,800)	(1%)
Equity	3,587,814	3,434,493	153,321	4%
Equity attributable to owners of parent	2,651,968	2,541,242	110,726	4%
Non-controlling	935,846	893,251	42,595	5%
TOTAL EQUITY AND LIABILITIES	6,762,125	6,453,231	308,894	5%

The Company’s Total Liabilities increased by Ch$ 308,894 million when compared to December 2012, mainly due to:

➢  An increase in current liabilities of Ch$ 172,373 million, equivalent to 16%, mainly explained by:

❖  An increase of Ch$ 94,292 million in trade and other current payables. Endesa Chile increased by Ch$ 59,828 million, mainly due to higher energy and fuels purchases of Ch$ 45,335 million, and  dividends payable of Ch$ 13,966 million. Edegel increased by Ch$ 21,366 million, mainly due to fixed assets and spares acquisitions of Ch$ 16,480 million, and suppliers of Ch$ 8,203 million. Celta increased by Ch$ 24,422 million mainly due to YPF fixed charges. This was offset by a decrease in Costanera of Ch$ 13,160 million, mainly due to negative conversion effects of Ch$ 6,394 million, fuel providers payment of Ch$ 3,620 million, and CAMMESA availability contract adjustment of Ch$ 12,799 million.

❖  An increase in Accounts payable to related parties amounting to Ch$ 96,997 million, mainly explained by Enersis’ Ch$ 196,671 million loan to Endesa Chile, Ch$ 32,479 million payment of dividends to Enersis, offset by a decrease of Ch$ 111,270 million in trade accounts payable to Enersis, a Ch$10,451 million payment of dividends to Endesa Latinoamerica, and a lower account payable to Cemsa of Ch$ 5,464 million related to fuel purchase.

❖  In addition, there was a Ch$ 26,185 million increase in current taxes, mainly in Endesa Chile, Emgesa and Pehuenche by Ch$ 27,169 million related to income tax.

❖  The aforementioned was offset by lower Other current financial liabilities decreasing by Ch$ 52,722 million. Such reduction resulting from a Ch$ 91,322 million reduction in Endesa Chile related to the Ch$ 205,736 million 144-A bond payment, the Ch$ 52,616 million interest payment of US dollar and U.F. denominated bonds, offset by Ch$ 46,714 million debt interest accruals, the Ch$ 99,956 million transfer of the Bancomer syndicated credit agreement from long-term to short-term, and Ch$ 13,752 million exchange differences of bank debt and bonds. In Emgesa, a Ch$ 36,219 million increase mostly related to the Ch$ 38,534 million transfer from long-term debt to short-term bonds, bond interest accruals amounting to Ch$ 6,980 million, and to the interest payment of debt amounting to Ch$ 8,508 million.

➢  A reduction of Non-Current Liabilities of  Ch$ 16,800 million, equivalent to 1%, primarily explained by the following variations:

❖  A reduction of deferred tax liabilities amounting to Ch$ 14,588 million.

❖  A decrease of Ch$ 19,933 million in Other non-current non-financial liabilities. In Emgesa, a Ch$ 11,453 million decrease mainly due to equity tax installments transfer to short-term of Ch$ 12,214 million. In Endesa Chile, there was a decrease of Ch$ 5,187 million as a result of reversal.

❖  The aforementioned was offset by an increase in Other non-current financial liabilities amounting to Ch$ 15,111 million. In Emgesa, there was a Ch$ 117,073 million increase due to the new bond issuance amounting to Ch$ 153,690 million, a negative conversion difference effect of Ch$ 5,571 million, offset by Ch$ 38,534 million of bonds transfer to short term. A reduction in Endesa Chile amounting to Ch$ 74,729 million, due to the Ch$ 99,956 million transfer of the “Bancomer” syndicated credit agreement from long-term to short-term, the transfer of the Ch$ 2,235 million interest rate swap from long-term to short-term, offset by Ch$ 27,065 million exchange differences of bank debt and bonds, the Ch$ 6,111 million value adjustment of bonds denominated in U.F. A reduction in Edegel amounting to Ch$ 12,149 million, as a consequence of transferring Ch$ 15,500 million of bank debt and bonds to short term, offset by Ch$ 6,234 million of debt exchange differences. A reduction in Chinango amounting to Ch$ 4,789 million, mainly due to transferring Ch$ 4,696 million of bonds to short term. A decrease in Costanera amounting to Ch$ 4,584 million, mainly due to the transfer to short-term of CAMMESA debt by Ch$ 3,212 million.

➢  Net equity increased by Ch$ 153,321 million when compared to December 2012. The controlling shareholder’s equity increased by Ch$ 110,726 million, mainly due to the period’s net income of Ch$ 353,927 million, offset by the Ch$ 63,588 million reduction of hedging reserves, Ch$ 20,198 million reduction of conversion reserves and accounting for a final dividend  of Ch$ 153,045 million.

➢  Minority shareholdings rose by Ch$ 42,595 million, primarily as a result of minority net income of the period of Ch$ 209,579 million, Costanera capital increase effect of Ch$ 17,269 million, and Endesa Chile’s subsidiaries merger effect of Ch$ 5,795 million, offset by dividends booking of Ch$ 188,413 million.

Evolution Of Key Financial Ratios

Indicator		Unit	Dec-13	Dec-12	Chg	Chg %
Liquidity	Liquidity	Times	0.78	0.73	0.05	7%
	Acid-test *	Times	0.73	0.67	0.06	9%
	Working capital	Million Ch$	(272,959)	(284,664)	11,705	(4%)
Leverage	Leverage **	Times	0.88	0.88	-	0%
	Short-term debt	%	39.0%	35.3%	4%	10%
	Long-term debt	%	61.0%	64.7%	(4%)	(6%)
	Financial expenses coverage*	Times	6.30	5.00	1.30	26%
Profitability	Op. income / Op. Revenues	%	38.6%	26.4%	12%	46%
	ROE ***	%	13.6%	9.2%	4%	48%
	ROA ***	%	8.5%	6.5%	2%	32%

* EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
** Total debt / (equity + minority interest)
*** Annualized figures

Liquidity index as of December 2013 reached 0.78 times, representing a 7% increase when compared to December 2012. The aforementioned figure reflects the solid liquidity position of the Company, meeting its debt obligations and financing its investments with cash surpluses and presenting an adequate schedule of its debt maturities.

Acid-test ratio reached 0.73 times, representing a 9% increase when compared to December 2012, basically explained by an increase in current assets within the cash and cash equivalents and related party accounts receivables category, and a reduction in the inventories category, offset by an increase in current liabilities.

Leverage ratio ratio reached 0.88 times as of December 2013, remaining stable when compared to December 2012.

Consolidated Statements of Cash Flows Analysis

The Company generated a Ch$ 92,435 million positive net cash flow during 2013 composed by the following categories:

Cash Flow (Million Ch$)	Dec-13	Dec-12	Chg	Chg %
Net cash flows from (used in) operating activities	707,769	537,984	169,785	32%
Net cash flows from (used in) investing activities	(185,746)	(258,319)	72,573	(28%)
Net cash flows from (used in) financing activities	(429,588)	(433,998)	4,410	(1%)
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	92,435	(154,333)	246,768	160%

Operating activities generated a Ch$ 707,769 million positive cash flow, which represents a 32% increase when compared to December 2012. This cash flow is mainly composed by collections of sales of good and rendered services amounting to Ch$ 2,301,874 million, offset by payments to suppliers of goods and services of Ch$ 1,265,531 million and tax payments of  Ch$ 166,026 million.

Investing activities generated a negative cash flow of Ch$ 185,746 million, mainly due to the Ch$ 292,017 million investment in property, plant and equipment.

Financing activities generated a Ch$ 429,588 million negative cash flow. This negative cash flow is mainly caused by the Ch$ 293,938 million dividend payment, the Ch$ 136,457 million in interests paid, and the payment of loans and financial leasing of Ch$ 867,118 million, offset by the collection of loan payments from related companies and third parties of Ch$ 866,061 million.

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets		Depreciation
	Dec-13	Dec-12	Dec-13	Dec-12
Endesa Chile	62,099	60,395	58,641	53,004
Endesa Eco	1,954	1,979	-	7,484
Pehuenche	208	460	8,533	8,568
San Isidro	6,226	6,720	-	11,867
Celta	14,675	4,797	22,835	2,823
Túnel El Melón	7	143	51	53
EASA (Group)	40,947	21,985	20,871	22,694
Emgesa	155,837	149,332	36,704	37,419
Generandes Peru (Group)	10,064	12,485	38,100	38,739
Total Consolidated	292,017	257,475	185,735	180,930

Main Risks associated to the activities of Endesa Chile

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Comply with good corporate governance rules.

➢   Strictly comply with the Groups’ entire set of internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments are performed within the limits approved in each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt maintaining low income statement volatility.

In compliance with current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 71% as of December 2013.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that fix variable interest rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Dec-13	Dec-12	Jan-12
Fixed Interest Rate	71%	74%	81%
Variable Interest Rate	29%	26%	19%
Total	100%	100%	100%

Exchange Rate Risk

Exchange rate risk is mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies that are different from the currency indexation of the companies’ cash flows.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to the US dollar.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile’s exchange rate hedging policy is based on cash flows and focuses on maintaining a balance between cash flows that are indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. Likewise, the policy is intended to foster refinancing debts in the currency used by each company operations.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, basically due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered dry, and includes risk mitigation clauses in some contracts with unregulated customers.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the company is constantly evaluating the convenience of contracting hedges to mitigate the impact of these price changes on profits. As of December 31, 2013, the Company holds no commodity derivatives. As of December 31, 2012, there were swaps for 462,000 barrels of Brent for January 2013 and 365,000 tons of coal for the period from February to June 2013 (as of January 1, 2012, there were no outstanding hedging instruments).

According to the operating conditions that are constantly being updated, these coverage measures may be modified, or include other commodities (see Note 18.3.a of the Financial Statements).

Liquidity Risk

The Group’s liquidity policy consists on contracting committed long term credit facilities and short term financial investments, for the amounts required to support future estimated needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecasted needs include net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 16 and 18 and appendix 4, respectively.

As of December 31, 2013, the liquidity of the Endesa Chile Group liquidity was Ch$ 323,807 million in cash and other cash equivalents, and Ch$ 153,458 million in long term committed credit facilities. As of December 31, 2012, Endesa Group liquidity was Ch$ 235,678 million in cash and other cash equivalents and Ch$ 193,708 million in long term committed credit facilities (Ch$ 389,768 million and Ch$ 199,892 million respectively as of January 1, 2012).

Credit Risk

•           Commercial account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, averting clients from building significant individual amounts.

In some countries it is possible to cut off the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, is limited.

•           Financial assets

Investments resulting from cash surpluses take place in both national and foreign first-class financial entities (with a credit rating equivalent to investment grade), with limits set for each entity.

In selecting the banks for such investments, those having investment grade ratings from the 3 main international credit-rating agencies (Moody’s, S&P and Fitch) are considered.

Investments may be guaranteed by treasury bonds of the countries with operations and/or papers issued by first class banks, giving priority to the latter for offering higher returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities, so that all transactions take place with investment grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk bared by the company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt, dividends, and projects.

The Value at Risk calculated represents the potential loss of value of the portfolio described above within a one day period with 95% confidence. To this effect, a study of the volatility of the risk variables that affect the value of the portfolio was performed, including:

➢  US Dollar interest rate.

➢  The different currencies used by our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The calculation of Value at Risk is based on the generation of possible future scenarios (in one day) of market values (both spot and at term) of the risk variables, using the Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation’s convergence criteria. For the simulation of future price scenarios, the volatilities and correlations matrix of the different variables at risk have been applied calculated based on the historic logarithmic price returns.

Once the price scenarios are generated, the fair value of the portfolio is calculated for each scenario, obtaining a one day distribution of possible values. The one day Value at Risk with 95% confidence is calculated as the percentile of 5% of the possible increases in fair value of the portfolio in one day.

The valuation of the different financial debt and derivative positions included in the calculation has been performed following the economic capital calculation methodology reported to management.

Taking into account the above-mentioned hypotheses, the Value at Risk of financial debt and derivative positions are shown in the following table:

Financial Position (Th Ch$)	Dec-13	Dec-12
Interest Rate	8,035,082	7,882,191
Exchange Rate	2,205,128	1,517,921
Correlation	(3,291,060)	(2,552,715)
Total	6,949,150	6,847,397

The Value at Risk positions have varied during years 2013 and 2012 depending on the start/maturity of operations throughout each year.

Other Risks

As is common practice in credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 50 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

On the other hand, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the Issuer’s default.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by the credit-rating agencies, result in the need to make prepayments of debt.

Book Value and Economic Value of Assets

With regard to most relevant assets, it is worth noting the following:

Property, plants, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plants, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the expected life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation, represents the premium over the cost of acquisition regarding the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine if any asset has suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset takes place to determine the level of impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Assets denominated in a foreign currency are translated using the periods closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short term and long term. Transactions comply with conditions prevailing in the market.

In summary, assets values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes N°2 and N°3 of the Financial Statements.

CONTACT INFORMATION

For further information, please contact us:

Susana Rey Investor Relations Director susana.rey@endesa.cl (56-2) 2630 9606
Catalina González Head of Investor Relations cbgs@endesa.cl (56-2) 2630 9603	Guillermo Berguecio Investor Relations Associate gabb@endesa.cl (56-2) 2630 9506

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: February 7, 2014